

April 9, 2013

David E. Durant
Secretary and General Counsel
Blackhawk Network Holdings, Inc.
6220 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re:** **Blackhawk Network Holdings, Inc.**
> **Amendment No 2 To the Registration Statement on Form S-1**
> **Filed April 3, 2013**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed April 8, 2013**
> **File No. 333-187325**

Dear Mr. Durant:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments – First Quarter Results, page 5

1. In your disclosure about your first quarter results, you indicate that net income declined by more than 90% over the same period in 2012. We note that you enjoyed significantly improving results over the course of 2012 and your load value also increased during the period. We also note that your yearend disclosure indicated that commission and fee income had remained stable over prior periods. However, you indicated that in the first quarter, your distribution partner fees increased and your commission fee income as a percentage of load value declined substantially when compared to the earlier period. Revise this section, as well as your Management's Discussion and Analysis section to discuss the reasons for the decrease in your commission and fees in the first quarter. Also, please separate out the impact of the higher commissions paid to Safeway under the December 2012 agreement as well as the impact of other fee arrangements, including

sales to regions with higher distribution partner fees. Furthermore, as appropriate, revise your disclosure in your Management's Discussion to discuss changes in your fee structure in the first quarter. We note that your fee income as a percentage of load value declined 20% decline in the first quarter, after the relative amount appeared to remain largely unchanged over the prior two fiscal years.

Legal Proceedings, page 112

2. We note your updated disclosure related to patent litigation in which you disclose that litigation could have a material adverse effect on your business, results of operations and financial condition. We also note your disclosure in note 13 on page F-37 that any liability from legal matters would not materially affect your consolidated financial statements taken as a whole. Please revise your document to clarify the apparent inconsistency and to disclose:

   a. the amount or range of reasonably possible losses in addition to amounts accrued, or

   b. that reasonably possible losses cannot be estimated, or

   c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

   Refer to ASC 450-20-50 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel